SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

DSP Group, Inc.

(Name of Issuer)

Common Stock, $.001 per share

(Title of Class of Securities)

23332B106

(CUSIP NUMBER)

Brett Hendrickson

2305 Cedar Springs Rd., Suite 420

Dallas, TX 75201

(972) 590-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

December 17, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23332B106	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nokomis Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,125,097
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,125,097
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,125,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 23332B106	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brett Hendrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,125,097
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,125,097
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,125,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 2 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of Nokomis Capital, L.L.C., a Texas limited liability company (“Nokomis Capital”), and Mr. Brett Hendrickson, the principal of Nokomis Capital, relating to Common Stock, $.001 per share (the “Common Stock”), of DSP Group, Inc., a Delaware corporation (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by Nokomis Capital through the accounts of certain private funds and managed accounts (collectively, the “Nokomis Accounts”). Nokomis Capital serves as the investment adviser to the Nokomis Accounts and may direct the vote and dispose of the 1,125,097 shares of Common Stock held by the Nokomis Accounts. As the principal of Nokomis Capital, Mr. Hendrickson may direct the vote and disposition of the 1,125,097 shares of Common Stock held by the Nokomis Accounts.

The Common Stock held by the Reporting Persons (as defined below) reported on this Amendment were previously reported on a Schedule 13G filed with the Securities Exchange Commission on April 23, 2013.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Item 3.	Source and Amount of Funds

As of December 17, 2013, the Nokomis Accounts had invested $6,722,663.29 (inclusive of brokerage commissions) in the Common Stock of the Issuer. The source of these funds was the working capital of the Nokomis Accounts.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 22,561,793 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 5, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013.

Nokomis Capital, as the investment adviser of the Nokomis Accounts, may be deemed to beneficially own the 1,125,097 shares of Common Stock held by the Nokomis Accounts, representing approximately 4.9% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Hendrickson, as principal of Nokomis Capital, the investment adviser of the Nokomis Accounts, may also be deemed to beneficially own the 1,125,097 shares of Common Stock beneficially owned by the Nokomis Accounts, representing approximately 4.9% of the issued and outstanding shares of Common Stock of the Issuer.

Nokomis Capital and Mr. Hendrickson disclaim beneficial ownership of the Common Stock held by the Nokomis Accounts except to the extent of their pecuniary interest therein.

(b) Nokomis Capital and Mr. Hendrickson has the shared power to vote and dispose of the Common Stock owned by the Nokomis Accounts reported in this Amendment.

The filing of this Amendment shall not be construed as admission that Nokomis Capital or Mr. Hendrickson is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 1,125,097 shares of Common Stock owned by the Nokomis Accounts. Pursuant to Rule 13d-4, Nokomis Capital and Mr. Hendrickson disclaim all such beneficial ownership.

(c) Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. The transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) As of December 17, 2013, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2013

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Brett Hendrickson
Manager

/s/ Brett Hendrickson
Brett Hendrickson

ANNEX A

Date	Shares Purchased/ (Sold)	Price Per Share
12/5/2013	(11,102.00)	$8.8400
12/6/2013	(5,160.00)	$8.9148
12/9/2013	(4,200.00)	$8.8494
12/12/2013	(4,794.00)	$8.9018
12/13/2013	(24,906.00)	$8.8572
12/16/2013	(5,100.00)	$9.2000
12/17/2013	(9,100.00)	$9.2059